

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

December 31, 2008

K. Rupert Murdoch
Chairman and Chief Executive Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

> **Re: News Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **June 30, 2008**
> **Filed August 13, 2008**
> **File No. 001-32352**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 19, 2008**
> **File No. 001-32352**

Dear Mr. Murdoch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities
General

1.   In future filings, please include a performance graph as required by
      Regulation S-K, Item 201(e).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

2.   We note the discussion, on page 26, with respect to the compensation
      committee's review of peer companies in connection with determining levels
      of executive compensation. In the future, please provide a list of the
      particular companies examined for benchmark comparison. Further, please
      describe how those benchmarks are utilized by the compensation committee
      with respect to the individual components of compensation. Refer to Item
      402(b)(2)(xiv) of Regulation S-K.

Incentive Compensation, Page 30

3.   We note your use of targets for your incentive compensation programs. In the
      future, please include qualitative and quantitative disclosure regarding the
      determination of targets and the targets actually reached. Please note that
      qualitative goals generally need to be presented to conform to the
      requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you
      believe that disclosure of the targets is not required because it would result in
      competitive harm such that the targets could be excluded under Instruction 4
      to Item 402(b) of Regulation S-K, please provide [on a supplemental basis] a
      detailed explanation for such conclusion. Please also note that to the extent
      that you have an appropriate basis for omitting the specific targets, you must
      discuss how difficult it would be for the named executive officers or how
      likely it will be for you to achieve the undisclosed target levels or other
      factors.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-2502 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda McManus
Branch Chief - Legal